FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: October 27th, 2003

Information furnished on this form:
- Consolidated financial results for the first half of the fiscal year ending March 31, 2004

October 23, 2003

Consolidated Financial Results for the First Half of the Fiscal Year Ending March 31, 2004

Consolidated Financial Results

	Six months ended September 30, 2003	Six months ended September 30, 2002	Increase (Decrease)
	In billions of yen	%
Net sales	2,283.0	2,173.8	5.0
Operating income	58.0	26.7	117.1
Income before income taxes	77.7	20.3	281.8
Net income	15.4	1.0	-
	Yen	Yen	Yen
Net income per share:
Basic:	9.38	0.63	8.75
Diluted:	8.70	0.60	8.10

	As of September 30, 2003	As of September 30, 2002	Increase (Decrease)
	In billions of yen	In billions of yen	%
Total assets:	4,140.5	4,575.3	(9.5)
Number of Employees:	147,004	149,318	-

(Notes)

  The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

  Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:
	As of September 30, 2003	As of September 30, 2002
Consolidated subsidiaries	196	181
Affiliated companies accounted for by the equity method	17	11

  16 subsidiaries were newly consolidated and 3 subsidiaries were excluded, and no affiliated companies were newly accounted or excluded by the equity method during the six months ended September 30, 2003.

I. Management Policy

1. Fundamental Management Policy

NEC is currently facing tumultuous changes in its markets. The global economy is weak and Japan is experiencing continuing deflation, which was partly triggered by the emergence of China as the world's "manufacturing center." At the same time, there is growing demand for solutions that will help corporations persist in this challenging business climate. Adoption of IP (Internet Protocol) and broadband networks is rapidly advancing, and servers and personal computers ("PCs") are becoming more sophisticated. NEC intends to leverage these technologies in order to enhance corporate value, and expand its solutions businesses based on communications technologies, and Integrated IT/Network Solutions that solve our customers' issues by combining both information and network technologies.

2. Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC takes the following factors into account in determining its cash dividends, among other factors: the profits earned in each fiscal period, the profitability outlook for the following fiscal periods, the dividend payout ratio, and the demand for internal funds such as funds for capital expenditure.

Payment of dividends for this interim period was undetermined until today. NEC declared interim dividends of 3 yen per common share for the six months ended September 30, 2003, and plans to pay year-end dividends of 3 yen per common share for the fiscal year ending March 31, 2004.

3. The Company's Principles and Policies on Reducing the Number of Shares in a Unit of Stock

Reducing the number of shares in a unit of stock is recognized as an effective way to increase the number of individual investors and enhance stock liquidity, but it entails substantial expense. NEC will continue studying the possibility of reducing the number of shares in a unit of stock, taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and NEC's financial condition.

4. Mid- to Long-Term Business Strategy

During the previous year, recognizing the differences in customers in each business domain and what is required to survive competition, NEC divided its business domains into two main areas; 'Integrated IT/Network Solutions' and 'Semiconductor Solutions'.

On April 1, 2003, NEC shifted from an in-house company system to a business line system based on nine business lines to encourage open and flat operations. The Domestic Sales line is responsible for the provision of Integrated IT/Network Solutions, which are expected to be a rapidly growing market. NEC assigned executive directors to establish a structure for the Integrated IT/Network Solutions business and to strengthen software and hardware development in the integrated areas.

NEC's semiconductor business, NEC Electronics Corporation, was separated from NEC through a corporate separation, and listed on the Tokyo Stock Exchange on July 24, 2003. NEC Electronics Corporation aims to enhance its corporate value as a specialized semiconductor solutions provider, and to create a financial base rivaling that of its international competitors. NEC Electronics Corporation pursues synergies in the areas of business and technology as a strategic partner of NEC.

5. Growth Strategy

NEC is currently grappling with the challenge to increase its shareholder equity. To increase shareholder equity, it is imperative for NEC to increase operating income, which is the profit obtained from ordinary business activities. Therefore, NEC intends to improve its business structure and to carry forward with its new growth strategy, and to implement management reforms to realize these objectives.

First, as a measure to improve the business structure, NEC continues to enhance innovations in production and supply-chain-management, and to improve its profitability and financial condition through further reductions in materials costs and reduction of assets. Through these measures, NEC intends to establish a healthy business from which profits can be obtained even under deflationary economic conditions in order to improve its financial results.

Next, the new emphasis on strategy for growth is based on two main concepts, the first of which is providing services that integrate the IT solution and network solution. Overlapping fields between IT and network have appeared due to the increasingly sophisticated use of information systems and diversification of communications services. NEC intends to generate new demand, taking advantage of its strength in both of these fields. Furthermore, NEC also aims to offer total solutions by building network infrastructures, and developing and operating business application software as well as providing hardware and software.

The second concept is global business expansion. In order to achieve this, NEC is strengthening its IT Solutions business in four global regions (Europe, China/Taiwan, Asia/Pacific, and North America), and implementing a cross-cutting business management in each region. Another key driver of global expansion is mobile terminals that are part of NEC's Network Solutions business. Based on a solid domestic operating base, NEC will actively introduce its products in overseas markets, focusing particularly in Europe and China.

NEC intends to undertake management reforms to realize the foregoing concepts of strategy for growth. Through a new management structure based on its business lines, NEC aims to achieve open and flat operations that concentrate on the market and customers, making it possible to satisfy the increasing market demands that follow the development of fusion of IT and network technologies. NEC's overall aim is to create a corporate climate where the guiding principles are 'market and customer oriented', and where customer satisfaction is the byword in all activities.

Through these measures, NEC will seek to achieve a status as a global excellent company.

6. Basic Policy and Implementation Status of Plan Regarding Corporate Governance

NEC believes that strong corporate governance is vital in maximizing its corporate value, which embodies the company's value for its shareholders, customers, and employees. Recognizing this, NEC aims to strengthen its corporate governance, in accordance with the following three principles:

(i) Transparency and integrity of management.

(ii)Clear accountability.

(iii)Timely and fair disclosure.

Corporate Governance Structure

To achieve fast decision-making and clearly delineate business responsibilities, NEC established a corporate officer system in April 2000. In accordance with this system, NEC has adjusted its personnel numbers and the structure of its Board of Directors.

<1> Board of Directors

The Board of Directors includes 3 outside members and consists of a total of 15 members as of September 30, 2003. In order to strengthen its monitoring function NEC plans to increase the number of outside members to one third of the total.

In principle, the Board of Directors holds ordinary meetings once a month. The Board also holds extraordinary meetings when urgent decisions are required. It deliberates and decides on matters concerning corporate management plans as well as NEC's important organizational structure, personnel affairs, investments, business reforms and restructurings and the terms of significant contracts. Issues of particular importance are discussed prior to board meetings by the Executive Committee, which consists of 15 directors and 5 corporate officers as of September 30, 2003.

To supplement the supervisory functions of the Board of Directors, NEC established the Management Advisory Committee and the Compensation Committee.

Management Advisory Committee

The Management Advisory Committee discusses a wide range of management issues from objective and independent perspectives. As of September 30, 2003, the committee consists of 12 members, 5 of whom are prominent individuals outside the NEC group.

The committee holds meetings 4 times a year to discuss important management issues such as the NEC group's medium-term management strategy.

Compensation Committee

The Compensation Committee is a consultative body to the Board of Directors, which from an objective standpoint, regularly reviews the executive remuneration system and deliberates on the appropriate level of compensation for directors and corporate officers. As of September 30, 2003 the committee consists of 5 members, 2 of whom are from outside the NEC group. This committee holds meetings twice a year.

<2> Corporate Auditors and Board of Corporate Auditors

Corporate auditors are elected at the ordinary general meeting of shareholders and act independently of directors. Their responsibility is to monitor the actions of the directors to confirm that they comply with applicable laws and regulations. NEC has 2 full-time auditors and 2 auditors from outside the NEC group as of September 30, 2003. In principle, the Board of Auditors meets once a month.

Each corporate auditor carries out audits through methods that include attending important corporate meetings, requesting business reports from directors, and investigating subsidiaries. Corporate auditors also request additional reporting as needed from the corporate internal auditing sections and the independent auditors.

Corporate Auditing Bureau

The Corporate Auditing Bureau carries out internal audits related to accounts and compliance in close cooperation with corporate auditors and independent auditors.

II. Business Results & Financial Condition

1. Business Results

<1> Overview of the first half of the fiscal year ending March 31, 2004, and outlook for the full fiscal year ending March 31, 2004

Since hitting bottom at the outbreak of the war on Iraq, the stock market in Japan has been making gradual improvement, and business confidence has returned somewhat during the current interim period. However, as price competition continued to intensify in the hardware sector and prices continued to drop in the software services sector as well, business condition of NEC remained severe.

In this business environment, NEC achieved consolidated net sales of 2,283.0 billion yen for the first half of the fiscal year ending March 31, 2004 as a result of increased earnings from mobile handsets etc., an increase of 5% as compared with the corresponding period of the previous fiscal year. In addition to increased sales, the promotion of structural reforms and cost reductions helped NEC achieve operating income of 58.0 billion yen (an increase of 31.3 billion yen as compared with the corresponding period of the previous fiscal year). NEC recorded an interim net income before income taxes of 77.7 billion yen (an increase of 57.4 billion yen as compared with the corresponding period of the previous fiscal year). The main reason for such an increase in interim net income before income taxes was that NEC recorded a considerable amount of gain from stock issuances as a result of the listings of NEC Electronics Corporation and NEC System Technologies, Ltd. Interim net income for the six months ended September 30, 2003 was 15.4 billion yen, an increase of 14.4 billion yen as compared with the corresponding period of the previous fiscal year.

For the full fiscal year ending March 31, 2004, the mobile communications business is expected to expand even further. Although systems integration ("SI") services and network infrastructure remain under difficult business conditions, both are anticipated to grow steadily, and net sales are expected to exceed the forecast for the full fiscal year announced in April, 2003. NEC also expects to achieve its operating income forecast.

Consolidated income before income taxes and consolidated net income are both expected to exceed the forecast for the fiscal year ending March 31, 2004 that was announced in April 2003, mainly due to gains recorded from the stock issuance by NEC Electronics Corporation, a subsidiary of NEC Corporation.

The following table presents our revised financial results forecast for the full fiscal year ending March 31, 2004:

Consolidated	Revised forecast on October 23, 2003	Comparison with the forecast on April 24, 2003
	In billions of yen	In billions of yen
Net Sales	4,850.0	+50.0
Operating income	180.0	-
Income before income taxes	160.0	+40.0
Net income	40.0	+10.0

Non-consolidated	Revised forecast on October 23, 2003	Comparison with the forecast on April 24, 2003
	In billions of yen	In billions of yen
Net Sales	2,400.0	-
Ordinary income	35.0	-
Net income	25.0	+10.0

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profits of NEC's main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business

Sales: 949.4 billion yen (+- 0%)

Segment profit: 33.9 billion yen (+ 4.0 billion yen)

Sales of IT Solutions business for the first half of the fiscal year ending March 31, 2004 amounted to 949.4 billion yen. Although the domestic environment of IT investments remained severe, NEC was able to maintain sales on a level almost equivalent to that of the corresponding period in the previous fiscal year.

Sales for the main product areas were as follows: In the area of SI services, sales were 326.1 billion yen, an increase of 3% as compared with the corresponding period of the previous fiscal year. This was mainly due to steady growth in the sales of SI services to the private sector, as well as steady demand in the public sector. In the area of software, sales decreased by 16% to 41.6 billion yen due to the fact that large shipments were secured during the corresponding period of the previous fiscal year. In the area of computer platforms, despite the lack of large shipments as compared with the corresponding period of the previous fiscal year, sales increased by 3% to 233.8 billion yen as compared with the corresponding period of the previous fiscal year mainly due to the growth in sales of optical disk drives. In the area of personal solutions business, the steady growth in domestic shipments of personal computers in the three months ended September 30, 2003 failed to compensate for the decreases in the three months ended June 30, 2003, resulting in a decrease of 3% to 347.9 billion yen as compared with the corresponding period of the previous fiscal year.

Segment profit of the IT Solutions business was 33.9 billion yen, an increase of 4.0 billion yen as compared with the corresponding period of the previous fiscal year. The main contributing factor was the significant improvement in the profitability of the personal solutions business, mainly in personal computers, resulting from the cost reductions achieved through centralized purchasing and the standardization of parts, as well as reduced fixed expenses achieved through restructuring initiatives.

Network Solutions Business

Sales: 852.5 billion yen (+ 21%)

Segment profit: 25.0 billion yen (+ 12.8 billion yen)

Sales of the Network Solutions business were 852.5 billion yen for the first half of the fiscal year ending March 31, 2004, an increase of 21% as compared with the corresponding period of the previous fiscal year. The increase was mainly due to the significant growth in shipments of mobile handsets in both overseas and domestic markets.

Sales for main product areas were as follows: In the area of broadband, new business opportunities emerged with the rapid spreading of broadband access in the domestic market, and demands for new services by corporate customers were increasing. Nonetheless, shipments for telecommunications carriers in the overseas market decreased significantly contributing to a 3% decrease of broadband sales to 221.9 billion yen as compared with the corresponding period of the previous fiscal year. In the area of mobile communications, although sales of mobile infrastructure decreased largely from the corresponding period of the previous year, shipments for mobile handsets with cameras in the domestic market grew steadily and full-scale shipments to overseas markets were launched which led to the increase of 36% in sales to 515.6 billion yen, as compared with the corresponding period of the previous fiscal year. In the area of social infrastructure, due to the growth of shipments of digital terrestrial broadcasting systems to customers in Japan, sales increased by 17% to 115.0 billion yen as compared with the corresponding period of the previous fiscal year.

Segment profit of the Network Solutions business doubled as compared with the corresponding period of the previous fiscal year, to 25.0 billion yen. This was mainly due to the improved profitability in the broadband area stemming from the various measures to reduce fixed expenses and costs that are implemented from the previous fiscal year.

Electron Devices Business

Sales: 460.9 billion yen (- 3%)

Segment profit: 21.6 billion yen (+ 26.7 billion yen)

Sales of Electron Devices business for the first half of the fiscal year ending March 31, 2004 decreased by 3% to 460.9 billion yen as compared with the corresponding period of the previous fiscal year. The decrease reflected the restructuring of businesses implemented in the previous fiscal year.

Sales in the main product areas were as follows: Sales of semiconductors increased by 3% to 360.4 billion yen as compared with the corresponding period of the previous fiscal year, although sales of semiconductors for game consoles decreased significantly. The sales increase in semiconductors was mainly due to increased sales of non-DRAM, the core business for NEC in the area of semiconductors, for mobile handsets and automobiles, as well as resale products. In the display area, action was taken to shift to high value-added color liquid crystal displays ("LCDs") used in industrial applications, and efforts were made to reduce the amount of business in unprofitable general-purpose products for personal computers. This resulted in a decrease in sales of 25% to 43.0 billion yen as compared with the corresponding period of the previous fiscal year. Although the electronic components business grew steadily, sales of electronic components and others decreased by 16% as compared with the corresponding period of the previous fiscal year to 57.5 billion yen as a result of the printed wiring boards business and car electronics business being deconsolidated due to business reorganization implemented during the previous fiscal year.

Electron Devices business recorded segment profit of 21.6 billion yen for the first half of the fiscal year ending March 31, 2004. Although Electron Devices business recorded a loss of 5.0 billion yen in the corresponding period of the previous fiscal year, sales started realizing profit from the three months ended March 31, 2003. This was mainly due to increased profit in the semiconductor area, the core business of the Electron Devices business, reflecting steady market trends, and the positive effects of structural reforms, in addition to improved profitability in the LCD business, a loss making business area, and to the profits made in the electronic components business.

2. Financial Condition

Net cash provided by operating activities for the first half of the fiscal year ending March 31, 2004 was 107.0 billion yen, an increase of 56.4 billion yen as compared with the corresponding period of the previous fiscal year. This was a result of the company's profits in interim net income, and a reduction in inventories as NEC reduced its materials costs.

Net cash used in investing activities totaled 8.8 billion yen, an improvement of 1.6 billion yen as compared with the corresponding period of the previous fiscal year. As a result, free cash flows (the total of cash flows from operating activities and cash flows from investing activities) were cash inflows of 98.2 billion yen, an improvement of 58.0 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities was 5.6 billion yen. This money was brought in through proactively decreasing interest-bearing debts, and proceeds from the listing of subsidiaries. As a result, cash and cash equivalents amounted to 448.3 billion yen, an increase of 103.9 billion as compared with the end of the previous fiscal year that ended March 31, 2003.

The balance of interest-bearing debt amounted to 1,382.8 billion yen, a decrease of 104.2 billion yen as compared with the end of the previous fiscal year, mainly due to the fact that free cash flows were improved. Debt equity ratio was 3.54 (an improvement of 0.61 points as compared with the end of the previous fiscal year).

The balance of interest bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash equivalents, amounted to 934.5 billion yen, a decrease of 208.2 billion yen as compared with the end of the previous fiscal year, and the debt equity ratio was 2.39 (an improvement of 0.80 points as compared with the end of the previous fiscal year).

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2003 (Unaudited)	(% of net sales)	2002 (Unaudited)	(% of net sales)	Increase (decrease)	2003 (Unaudited)	Fiscal 2003	(% of net sales)

Net sales	JPY 2,283,019	(100.0)	JPY 2,173,878	(100.0)	JPY 109,141	$20,568	JPY 4,695,035	(100.0)
Cost of sales	1,676,519	(73.4)	1,572,488	(72.3)	104,031	15,104	3,453,010	(73.5)
Selling, general and administrative expenses	548,478	(24.1)	574,669	(26.5)	(26,191)	4,941	1,121,136	(23.9)
Operating income	58,022	(2.5)	26,721	(1.2)	31,301	523	120,889	(2.6)

Non-operating income	89,926	(3.9)	100,555	(4.6)	(10,629)	810	153,597	(3.3)
Interest and dividends	6,490		9,702		(3,212)	58	18,396
Other	83,436		90,853		(7,417)	752	135,201
Non-operating expenses	70,161	(3.0)	106,900	(4.9)	(36,739)	632	212,990	(4.6)
Interest	14,131		17,307		(3,176)	127	30,218
Other	56,030		89,593		(33,563)	505	182,772

Income before income taxes	77,787	(3.4)	20,376	(0.9)	57,411	701	61,496	(1.3)

Provision for income taxes	38,893	(1.7)	8,558	(0.4)	30,335	351	58,714	(1.3)
Minority interest in income of consolidated subsidiaries	6,933	(0.3)	931	(0.0)	6,002	62	6,896	(0.1)
Equity in losses of affiliated companies	(16,464)	(-0.7)	(9,850)	(-0.5)	(6,614)	(148)	(20,444)	(-0.4)

Net income (loss)	JPY 15,497	(0.7)	JPY 1,037	(0.0)	JPY 14,460	$140	(JPY 24,558)	(-0.5)

(Note)
US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 111 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S. dollars)

	September 30, 2003 (Unaudited)	September 30, 2002 (Unaudited)	Increase (decrease)	March 31, 2003	Increase (decrease)	September 30, 2003 (Unaudited)

Current assets	JPY 2,021,940	JPY 2,091,792	(JPY 69,852)	JPY 1,920,042	JPY 101,898	$18,216

Cash and cash equivalents	448,303	272,859	175,444	344,345	103,958	4,039
Notes and accounts receivable, trade	737,718	675,889	61,829	821,985	(84,267)	6,646
Current portion of investment in leases	-	244,640	(244,640)	-	-	-
Inventories	631,271	636,261	(4,990)	553,820	77,451	5,687
Other current assets	204,648	262,143	(57,495)	199,892	4,756	1,844
Long-term assets	2,118,560	2,483,594	(365,034)	2,183,258	(64,698)	19,086

Long-term receivables, trade	24,397	30,643	(6,246)	33,073	(8,676)	220
Investments and advances	436,563	463,154	(26,591)	433,027	3,536	3,933
Investment in leases	-	247,442	(247,442)	-	-	-
Property, plant and equipment	807,821	944,255	(136,434)	838,341	(30,520)	7,278
Other assets	849,779	798,100	51,679	878,817	(29,038)	7,655

Total assets	JPY 4,140,500	JPY 4,575,386	(JPY 434,886)	JPY 4,103,300	JPY 37,200	$37,302

Current liabilities	JPY 1,728,001	JPY 1,917,538	(JPY 189,537)	JPY 1,774,224	(JPY 46,223)	$15,568

Short-term borrowings and current portion of long-term debt	457,984	744,496	(286,512)	483,306	(25,322)	4,126
Notes and accounts payable, trade	856,403	723,743	132,660	875,018	(18,615)	7,715
Other current liabilities	413,614	449,299	(35,685)	415,900	(2,286)	3,727
Long-term liabilities	1,663,799	1,877,558	(213,759)	1,737,219	(73,420)	14,989

Long-term debt	924,854	1,389,338	(464,484)	1,003,787	(78,933)	8,332
Accrued pension and severance costs	706,083	459,220	246,863	705,551	532	6,361
Other	32,862	29,000	3,862	27,881	4,981	296
Minority shareholders' equity in consolidated subsidiaries	259,521	152,465	107,056	135,613	123,908	2,338

Preferred securities issued by a subsidiary	98,100	97,500	600	97,800	300	884

Common stock	244,726	244,726	-	244,726	-	2,205
Additional paid-in capital	362,016	361,820	196	361,820	196	3,261
Retained earnings	52,102	67,162	(15,060)	41,567	10,535	469
Accumulated other comprehensive income (loss)	(265,015)	(140,893)	(124,122)	(286,417)	21,402	(2,387)
Treasury stock	(2,750)	(2,490)	(260)	(3,252)	502	(25)

Total shareholders' equity	391,079	530,325	(139,246)	358,444	32,635	3,523

Total liabilities and shareholders' equity	JPY 4,140,500	JPY 4,575,386	(JPY 434,886)	JPY 4,103,300	JPY 37,200	$37,302

CONDENSED CONSOLIDATED BALANCE SHEETS (SUPPLEMENTARY INFORMATION)

(In millions of yen, millions of U.S.dollars)

	September 30, 2003 (Unaudited)	September 30, 2002 (Unaudited)	Increase (decrease)	March 31, 2003	Increase (decrease)	September 30, 2003 (Unaudited)

Current assets	JPY 2,021,940	JPY 1,814,462	JPY 207,478	JPY 1,920,042	JPY 101,898	$18,216

Cash and cash equivalents	448,303	248,074	200,229	344,345	103,958	4,039
Notes and accounts receivable, trade	737,718	697,176	40,542	821,985	(84,267)	6,646
Inventories	631,271	636,261	(4,990)	553,820	77,451	5,687
Other current assets	204,648	232,951	(28,303)	199,892	4,756	1,844
Long-term assets	2,118,560	2,219,261	(100,701)	2,183,258	(64,698)	19,086

Long-term receivables, trade	24,397	30,643	(6,246)	33,073	(8,676)	220
Investments and advances	436,563	483,000	(46,437)	433,027	3,536	3,933
Property, plant and equipment	807,821	916,980	(109,159)	838,341	(30,520)	7,278
Other assets	849,779	788,638	61,141	878,817	(29,038)	7,655

Total assets	JPY 4,140,500	JPY 4,033,723	JPY 106,777	JPY 4,103,300	JPY 37,200	$37,302

Current liabilities	JPY 1,728,001	JPY 1,727,636	JPY 365	JPY 1,774,224	(JPY 46,223)	$15,568

Short-term borrowings and current portion of long-term debt	457,984	531,585	(73,601)	483,306	(25,322)	4,126
Notes and accounts payable, trade	856,403	763,258	93,145	875,018	(18,615)	7,715
Other current liabilities	413,614	432,793	(19,179)	415,900	(2,286)	3,727
Long-term liabilities	1,663,799	1,542,440	121,359	1,737,219	(73,420)	14,989

Long-term debt	924,854	1,057,593	(132,739)	1,003,787	(78,933)	8,332
Accrued pension and severance costs	706,083	458,231	247,852	705,551	532	6,361
Other	32,862	26,616	6,246	27,881	4,981	296
Minority shareholders' equity in consolidated subsidiaries	259,521	135,822	123,699	135,613	123,908	2,338

Preferred securities issued by a subsidiary	98,100	97,500	600	97,800	300	884

Common stock	244,726	244,726	-	244,726	-	2,205
Additional paid-in capital	362,016	361,820	196	361,820	196	3,261
Retained earnings	52,102	67,162	(15,060)	41,567	10,535	469
Accumulated other comprehensive income (loss)	(265,015)	(140,893)	(124,122)	(286,417)	21,402	(2,387)
Treasury stock	(2,750)	(2,490)	(260)	(3,252)	502	(25)

Total shareholders' equity	391,079	530,325	(139,246)	358,444	32,635	3,523

Total liabilities and shareholders' equity	JPY 4,140,500	JPY 4,033,723	JPY 106,777	JPY 4,103,300	JPY 37,200	$37,302

(Note)
In the condensed consolidated balance sheets on this page, the investment in a leasing subsidiary is accounted for by the equity method.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2003 (Unaudited)	2002 (Unaudited)	Increase (Decrease)	2003 (Unaudited)	Fiscal 2003

I. Cash flows from operating activities:
Net income	JPY 15,497	JPY 1,037	JPY 14,460	$140	(JPY 24,558)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83,003	95,631	(12,628)	748	195,594
Equity in losses of affiliated companies, net of dividends	16,949	11,280	5,669	153	22,006
Decrease in notes and accounts receivable	88,442	241,638	(153,196)	797	116,340
(Increase) decrease in inventories	(81,794)	13,004	(94,798)	(737)	79,343
Increase (decrease) in notes and accounts payable	3,691	(208,548)	212,239	33	(109,387)
Other, net	(18,708)	(103,417)	84,709	(169)	(31,835)

Net cash provided by operating activities	107,080	50,625	56,455	965	247,503

II. Cash flows from investing activities:
Proceeds from sales of fixed assets	27,009	22,569	4,440	243	99,722
Additions to fixed assets	(115,442)	(104,116)	(11,326)	(1,040)	(210,261)
Proceeds from sales of marketable securities	21,723	57,746	(36,023)	196	71,919
Purchase of marketable securities	(7)	(1,422)	1,415	0	(2,277)
Other, net	57,910	14,773	43,137	522	29,311

Net cash used in investing activities	(8,807)	(10,450)	1,643	(79)	(11,586)

Free cash flows (I + II)	98,273	40,175	58,098	886	235,917

III. Cash flows from financing activities:
Net repayment of bonds and borrowings	(100,675)	(148,695)	48,020	(907)	(272,448)
Proceeds from stock issuances by subsidiaries	106,419	15,747	90,672	959	17,923
Dividends paid	(920)	(6,359)	5,439	(8)	(7,291)
Other, net	849	(171)	1,020	7	(933)

Net cash provided by (used in) financing activities	5,673	(139,478)	145,151	51	(262,749)

Effect of exchange rate changes on cash and cash equivalents	12	(5,610)	5,622	(0)	(6,595)

Net increase (decrease) in cash and cash equivalents	103,958	(104,913)	208,871	937	(33,427)

Cash and cash equivalents at beginning of period	344,345	377,772	(33,427)	3,102	377,772
Cash and cash equivalents at end of period	JPY 448,303	JPY 272,859	JPY 175,444	$4,039	JPY 344,345

SEGMENT INFORMATION

1.Business Segment Information
(1) Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2003 (Unaudited)	(% of total)	% change	2002 (Unaudited)	(% of total)	2003 (Unaudited)	Fiscal 2003	(% of total)

IT Solutions business	JPY 949,485	(41.6)	0.0	JPY 949,693	(43.7)	$8,554	JPY 2,082,624	(44.4)
Network Solutions business	852,571	(37.3)	+20.9	705,018	(32.4)	7,681	1,576,333	(33.6)
Electron Devices business	460,920	(20.2)	-3.4	476,921	(21.9)	4,152	936,719	(20.0)
Others	313,526	(13.7)	+3.1	304,172	(14.0)	2,825	661,694	(14.0)
Eliminations	(293,483)	(-12.8)	-	(270,953)	(-12.4)	(2,644)	(579,867)	(-12.4)

Electronics business total	2,283,019	(100.0)	+5.5	2,164,851	(99.6)	20,568	4,677,503	(99.6)

Leasing business	-	-	-	19,627	(0.9)	-	38,222	(0.8)
Eliminations	-	-	-	(10,600)	(-0.5)	-	(20,690)	(-0.4)

Consolidated total	JPY 2,283,019	(100.0)	+5.0	JPY 2,173,878	(100.0)	$20,568	JPY 4,695,035	(100.0)

(2) Segment Profit or Loss
(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2003 (Unaudited)	(% of profit on sales)	Increase (decrease)	2002 (Unaudited)	(% of profit on sales)	2003 (Unaudited)	Fiscal 2003	(% of profit on sales)

IT Solutions business	JPY 33,992	(3.6)	JPY 4,089	JPY 29,903	(3.1)	$306	JPY 105,815	(5.1)
Network Solutions business	25,002	(2.9)	12,826	12,176	(1.7)	225	34,284	(2.2)
Electron Devices business	21,645	(4.7)	26,704	(5,059)	(-1.1)	195	(2,282)	(-0.2)
Others	308	(0.1)	(3,134)	3,442	(1.1)	3	14,838	(2.2)
Eliminations	(3,432)	-	(4,645)	1,213	-	(31)	156	-
Unallocated corporate expenses*	(19,493)	-	(1,787)	(17,706)	-	(175)	(38,486)	-

Electronics business total	58,022	(2.5)	34,053	23,969	(1.1)	523	114,325	(2.4)

Leasing business	-	-	(3,941)	3,941	(20.1)	-	8,154	(21.3)
Eliminations	-	-	1,189	(1,189)	-	-	(1,590)	-

	58,022	(2.5)	31,301	26,721	(1.2)	523	JPY 120,889	(2.6)
Other income	89,926		(10,629)	100,555		810	153,597
Other expenses	(70,161)		36,739	(106,900)		(632)	(212,990)

Consolidated income before income taxes	JPY 77,787		JPY 57,411	JPY 20,376		$701	JPY 61,496

(Notes)
* Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers (Unaudited)
(In billions of yen, millions of U.S. dollars)

Six months ended September 30	2003	2002	% change	2003

IT Solutions business	JPY 855.6	JPY 865.8	-1.2	$7,709
Domestic	707.4	749.3	-5.6	6,374
Overseas	148.1	116.4	+27.2	1,335
Network Solutions business	809.1	653.3	+23.8	7,290
Domestic	627.2	472.3	+32.8	5,651
Overseas	181.8	181.0	+0.5	1,639
Electron Devices business	400.5	434.9	-7.9	3,608
Domestic	231.0	276.8	-16.5	2,081
Overseas	169.4	158.1	+7.2	1,527
Others	217.6	203.3	+7.0	1,961
Domestic	160.0	161.3	-0.8	1,442
Overseas	57.5	41.9	+37.1	519
Electronics business total	2,283.0	2,157.5	+5.8	20,568
Domestic	1,725.8	1,659.8	+4.0	15,548
Overseas	557.1	497.6	+12.0	5,020
Leasing business	-	16.3	-	-
Domestic	-	16.3	-	-
Overseas	-	-	-	-
Consolidated total	JPY 2,283.0	JPY 2,173.8	+5.0	$20,568
Domestic	1,725.8	1,676.2	+3.0	15,548
Overseas	557.1	497.6	+12.0	5,020

(4) Net Sales by Products and Services (Including internal sales to other segments) (Unaudited)
(In billions of yen, millions of U.S. dollars)

Six months ended September 30	2003	2002	% change	2003

IT Solutions business	JPY 949.4	JPY 949.6	0.0	$8,554
SI / Services	326.1	316.3	+3.1	2,938
Software	41.6	49.3	-15.6	375
Computers / Platforms	233.8	226.9	+3.0	2,106
Personal Solutions	347.9	357.1	-2.6	3,135
Network Solutions Business	JPY 852.5	JPY 705.0	+20.9	$7,681
Broadband	221.9	227.7	-2.5	1,999
Mobile	515.6	378.7	+36.1	4,645
Social Infrastructure	115.0	98.6	+16.6	1,037
Electron Devices business	JPY 460.9	JPY 476.9	-3.4	$4,152
Semiconductors	360.4	350.7	+2.8	3,247
Displays	43.0	57.5	-25.2	387
Electronic Components	57.5	68.7	-16.3	518

2. Geographic Segment Information
(1) Net Sales
(In millions of yen, millions of U.S. dollars)

Six months ended September 30 Location	2003 (Unaudited)	(% of total)	% change	2002 (Unaudited)	(% of total)	2003 (Unaudited)	Fiscal 2003	(% of total)

Japan	JPY 1,808,049	(79.2)	(1.4)	JPY 1,783,192	(82.0)	$16,289	JPY 3,879,454	(82.6)
Overseas	474,970	(20.8)	(21.6)	390,686	(18.0)	4,279	815,581	(17.4)
Consolidated	JPY 2,283,019	(100.0)	(5.0)	JPY 2,173,878	(100.0)	$20,568	JPY 4,695,035	(100.0)

(2) Geographic Profit or Loss

Six months ended September 30 Location	2003 (Unaudited)	(% of profit on sales)	Increase (decrease)	2002 (Unaudited)	(% of profit on sales)	2003 (Unaudited)	Fiscal 2003	(% of profit on sales)

Japan	JPY 55,193	(3.1)	JPY 28,919	JPY 26,274	(1.5)	$497	JPY 118,277	(3.0)
Overseas	2,829	(0.6)	2,382	447	(0.1)	26	2,612	(0.3)
	58,022	(2.5)	31,301	26,721	(1.2)	523	120,889	(2.6)
Other income	89,926		(10,629)	100,555		810	153,597
Other expenses	(70,161)		36,739	(106,900)		(632)	(212,990)
Consolidated income before income taxes	JPY 77,787		JPY 57,411	JPY 20,376		$701	JPY 61,496

3. Sales by Market (Unaudited)

Six months ended September 30 Market	2003	% change	2002	2003	Fiscal 2003

Japan	JPY 1,725,879	(3.0)	JPY 1,676,266	$15,548	JPY 3,644,673
Overseas	557,140	(12.0)	497,612	5,020	1,050,362
Consolidated	JPY 2,283,019	(5.0)	JPY 2,173,878	$20,568	JPY 4,695,035

FINANCIAL INSTRUMENTS
(1) Fair value of derivative financial instruments
Contract or notional principal amounts, carrying amounts and estimated fair value are summarized as follows:
(In millions of yen)

	September 30, 2003 (Unaudited)			September 30, 2002 (Unaudited)			March 31, 2003

Derivatives:	Contract or notional amounts	Carrying amounts	Estimated fair value	Contract or notional amounts	Carrying amounts	Estimated fair value	Contract or notional amounts	Carrying amounts	Estimated fair value

Forward exchange contracts:*	(JPY 26,144)	(JPY 1,821)	(JPY 1,821)	(JPY 20,305)	JPY 377	JPY 377	JPY 21,902	(JPY 458)	(JPY 458)
Interest rate and currency swap agreements	442,641	(10,696)	(10,696)	1,007,794	(15,000)	(15,000)	405,414	(10,479)	(10,479)
Option contracts
Written	2,225	(95)	(95)	-	-	-	-	-	-
Purchased	8,251	511	511	-	-	-	-	-	-

*Contract or notional amounts of forward exchange contracts are net amount of "sale" minus "purchase".

March 31, 2003
Purchase of foreign currency (the equivalent of yen)	45,571
Sale of foreign currency (the equivalent of yen)	67,473
September 30, 2002
Purchase of foreign currency (the equivalent of yen)	95,104
Sale of foreign currency (the equivalent of yen)	74,799
September 30, 2003
Purchase of foreign currency (the equivalent of yen)	93,271
Sale of foreign currency (the equivalent of yen)	67,127

(2) Marketable securities
The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:
(In millions of yen)

	September 30, 2003 (Unaudited)	September 30, 2002 (Unaudited)	March 31, 2003

Available-for-sale:
Equity securities
Cost	JPY 101,712	JPY 139,272	JPY 111,192
Fair value	136,951	162,043	111,983
Net unrealized holding gains	35,239	22,771	791

Debt securities
Cost	3,071	4,060	4,231
Fair value	3,070	3,938	4,110
Net unrealized holding losses	(1)	(122)	(121)

(3) Investments in affiliated companies accounted for by the equity method

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:
(In millions of yen, millions of U.S. dollars)

	September 30, 2003 (Unaudited)	September 30, 2002 (Unaudited)	March 31, 2003

Carrying amount	JPY 97,255	JPY 101,945	JPY 97,123
Market value	123,978	97,499	87,661

	26,723	(4,446)	(9,462)

LEASING ARRANGEMENTS
(1). Leasing of computer equipment

For NEC's leasing business for computer and others, future minimum lease payments from non-cancelable leases under operating leases at September 30, 2002 and 2003 and March 31, 2003 are as follows:
(In millions of yen)

	September 30, 2003 (Unaudited)	September 30, 2002 (Unaudited)	March 31, 2003

Within one year	2,522	5,918	4,093
Over one year	120	110	199

(2). Lease of facilities and equipment for internal use
NEC leases certain facilities and equipment for its own use. Future minimum rental payments under non-cancelable operating leases at September 30, 2002 and 2003 and March 31, 2003 are as follows:
(In millions of yen)

	September 30, 2003 (Unaudited)	September 30, 2002 (Unaudited)	March 31, 2003

Within one year	38,413	37,965	40,875
Over one year	113,812	83,596	124,689

NET INCOME (LOSS) PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income (loss) is as follows:
(In millions of yen)

Six months ended September 30	2003	2002	Fiscal 2003

Net income (loss) available to common shareholders	JPY 15,497	JPY 1,037	(JPY 24,558)
Effect of dilutive securities	284	17	-

Diluted net income (loss)	JPY 15,781	JPY 1,054	(JPY 24,558)

(Number of shares)

Six months ended September 30	2003	2002	Fiscal 2003

Weighted-average number of shares of common stock outstanding for the period	1,652,731,358	1,653,895,061	1,653,389,121
Effect of dilutive securities	160,195,458	88,985,258	-

Weighted-average number of shares of diluted common stock outstanding for the period	1,812,926,816	1,742,880,319	1,653,389,121

Net Income (Loss) Per Share:
(In yen)

Six months ended September 30	2003	2002	Fiscal 2003

Basic	JPY 9.38	JPY 0.63	(JPY 14.85)
Diluted	8.70	0.60	(14.85)

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:
(Number of shares)

Six months ended September 30	2003	2002	Fiscal 2003

Convertible debt	60,372,918	131,577,282	220,562,540
Stock options	853,000	966,000	966,000

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In millions of yen, millions of U.S. dollars)

Three months ended September 30	2003	(% of net sales)	2002	(% of net sales)	Increase (decrease)	2003

Net sales	JPY 1,252,276	(100.0)	JPY 1,152,639	(100.0)	JPY 99,637	$11,282
Cost of sales	920,646	(73.5)	815,324	(70.7)	105,322	8,294
Selling, general and administrative expenses	285,644	(22.8)	303,509	(26.4)	(17,865)	2,574
Operating income	45,986	(3.7)	33,806	(2.9)	12,180	414

Non-operating income	71,896	(5.7)	32,469	(2.8)	39,427	648
Interest and dividends	2,846		5,527		(2,681)	26
Other	69,050		26,942		42,108	622
Non-operating expenses	49,989	(4.0)	65,777	(5.7)	(15,788)	450
Interest	6,356		8,098		(1,742)	57
Other	43,633		57,679		(14,046)	393

Income before income taxes	67,893	(5.4)	498	(0.0)	67,395	612

Provision for income taxes	33,946	(2.7)	221	(0.0)	33,725	306
Minority interest in income of consolidated subsidiaries	6,655	(0.5)	1,670	(0.1)	4,985	60
Equity in losses of affiliated companies	(12,495)	(-1.0)	(4,801)	(-0.4)	(7,694)	(113)

Net income (loss)	JPY 14,797	(1.2)	(JPY 6,194)	(-0.5)	JPY 20,991	$133

SEGMENT INFORMATION
Business Segment Information
(1) Net Sales (Including internal sales to other segments)
(In millions of yen, millions of U.S. dollars)

Three months ended September 30	2003	(% of total)	% change	2002	(% of total)	2003

IT Solutions business	JPY 547,912	(43.8)	+8.5	JPY 504,800	(43.8)	$4,936
Network Solutions business	463,937	(37.0)	+23.8	374,840	(32.5)	4,180
Electron Devices business	236,154	(18.9)	-4.6	247,584	(21.5)	2,128
Others	182,859	(14.6)	+5.7	172,967	(15.0)	1,647
Eliminations	(178,586)	(-14.3)	-	(152,120)	(-13.2)	(1,609)

Electronics business total	1,252,276	(100.0)	+9.1	1,148,071	(99.6)	11,282

Leasing business	-	-	-	9,435	(0.8)	-
Eliminations	-	-	-	(4,867)	(-0.4)	-

Consolidated total	JPY 1,252,276	(100.0)	+8.6	JPY 1,152,639	(100.0)	$11,282

(2) Segment Profit or Loss
(In millions of yen, millions of U.S. dollars)

Three months ended September 30	2003	(% of profit on sales)	Increase (decrease)	2002	(% of profit on sales)	2003

IT Solutions business	JPY 28,456	(5.2)	JPY 1,939	JPY 26,517	(5.3)	$256
Network Solutions business	14,372	(3.1)	7,513	6,859	(1.8)	129
Electron Devices business	11,113	(4.7)	12,924	(1,811)	(-0.7)	100
Others	5,382	(2.9)	(2,829)	8,211	(4.7)	48
Eliminations	(758)	-	(4,768)	4,010	-	(6)
Unallocated corporate expenses*	(12,579)	-	(1,345)	(11,234)	-	(113)

Electronics business total	45,986	(3.7)	13,434	32,552	(2.8)	414

Leasing business	-	-	(1,698)	1,698	(18.0)	-
Eliminations	-	-	444	(444)	-	-

	45,986	(3.7)	12,180	33,806	(2.9)	414
Other income	71,896		39,427	32,469		648
Other expenses	(49,989)		15,788	(65,777)		(450)

Consolidated income (loss) before income taxes	JPY 67,893		JPY 67,395	JPY 498		$612

(Notes)
* Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers (Unaudited)
(In billions of yen, millions of U.S. dollars)

Three months ended September 30	2003	2002	% change	2003

IT Solutions business	JPY 482.8	JPY 457.5	+5.5	$4,350
Domestic	394.4	393.7	+0.2	3,554
Overseas	88.3	63.7	+38.6	796
Network Solutions business	434.6	345.7	+25.7	3,916
Domestic	349.4	246.8	+41.6	3,148
Overseas	85.1	98.8	-13.9	768
Electron Devices business	207.6	226.5	-8.3	1,871
Domestic	117.9	147.6	-20.1	1,063
Overseas	89.7	78.8	+13.8	808
Others	127.0	114.6	+10.8	1,145
Domestic	94.3	92.3	+2.2	850
Overseas	32.7	22.2	+46.8	295
Electronics business total	1,252.2	1,144.4	+9.4	11,282
Domestic	956.2	880.6	+8.6	8,615
Overseas	296.0	263.7	+12.2	2,667
Leasing business	-	8.1	-	-
Domestic	-	8.1	-	-
Overseas	-	-	-	-
Consolidated total	JPY 1,252.2	JPY 1,152.6	+8.6	$11,282
Domestic	956.2	888.8	+7.6	8,615
Overseas	296.0	263.7	+12.2	2,667

(4) Net Sales by Products and Services (Including internal sales to other segments) (Unaudited)
(In billions of yen, millions of U.S. dollars)

Three months ended September 30	2003	2002	% change	2003

IT Solutions business	JPY 547.9	JPY 504.8	+8.5	$4,936
SI / Services	194.5	191.7	+1.5	1,752
Software	25.6	31.3	-18.2	231
Computers / Platforms	147.0	114.7	+28.2	1,324
Personal Solutions	180.8	167.1	+8.2	1,629
Network Solutions business	JPY 463.9	JPY 374.8	+23.8	$4,180
Broadband	133.2	124.2	+7.2	1,200
Mobile	266.4	193.7	+37.5	2,400
Social Infrastructure	64.3	57.0	+12.8	580
Electron Devices business	JPY 236.1	JPY 247.5	-4.6	$2,128
Semiconductors	182.4	184.1	-0.9	1,644
Displays	23.2	28.4	-18.3	209
Electronic Components	30.5	35.1	-13.1	275

(Note 1) According to the introduction of the new business line system in April 2003, NEC revised the classification of the product area in each business segment. Sales by product areas in each business segment of the six months ended September 30, 2002 have been reclassified and displayed to conform to those of the six months ended September 30, 2003.

Operating income set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC's results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to "income before income taxes" or "net income" as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

CAUTIONARY STATEMENTS:

The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively "NEC") are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC's business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; NEC's ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC's businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management's targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC's financial statements.

In cases where the information contained in this material falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this material comes to their knowledge in connection with their duty) read this material before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:30 AM on October 24, 2003 (JST)), you (and directors or employees of your company if the content of this material comes to their knowledge in connection with their duties) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

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Contact: Diane Foley
Corporate Communications Division
NEC Corporation
+81-3-3798-6511